Exhibit 99.1

DouYu International Holdings Limited Reports Fourth
Quarter and Full Year 2023 Unaudited Financial Results

WUHAN, China, March 26, 2024 /PRNewswire/ -- DouYu International Holdings Limited ("DouYu" or the "Company") (Nasdaq: DOYU), a leading game-centric live streaming platform in China and a pioneer in the eSports value chain, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2023.

Fourth Quarter 2023 Financial and Operational Highlights

•	Total net revenues in the fourth quarter of 2023 were RMB1,296.0 million (US$182.5 million), compared with RMB1,681.1 million in the same period of 2022.

•	Gross profit in the fourth quarter of 2023 was RMB126.2 million (US$17.8 million), compared with RMB186.1 million in the same period of 2022.

•	Net loss in the fourth quarter of 2023 was RMB62.2 million (US$8.8 million), compared with net income of RMB41.8 million in the same period of 2022.

•	Adjusted net loss[1] in the fourth quarter of 2023 was RMB5.0 million (US$0.7 million), compared with RMB4.3 million in the same period of 2022.

•	Average mobile MAUs[2] in the fourth quarter of 2023 were 51.7 million, compared with 57.4 million in the same period of 2022.

•	The number of quarterly average paying users[3] in the fourth quarter of 2023 was 3.7 million, compared with 5.6 million in the same period of 2022.

Full Year 2023 Financial Highlights

•	Total net revenues for the full year of 2023 were RMB5,530.4 million (US$778.9 million), compared with RMB7,108.2 million for the full year of 2022.

•	Gross profit for the full year of 2023 was RMB684.0 million (US$96.3 million), compared with RMB990.1 million for the full year of 2022.

•	Net income for the full year of 2023 was RMB35.5 million (US$5.0 million), compared with net loss of RMB90.4 million for the full year of 2022.

•	Adjusted net income for the full year of 2023 was RMB154.0 million (US$21.7 million), compared with adjusted net loss of RMB7.6 million for the full year of 2022.

The interim management committee of DouYu commented, “In 2023, we remained firmly committed to executing our core strategy of fostering a vibrant, diverse, game-centric content ecosystem. We continued to invest in premium content and efficient operations across our platform while adopting flexible operating strategies to navigate the challenging macro environment. Our synchronized initiatives included optimizing our revenue structure, fine-tuning user acquisition strategies, and continued compliance enhancement, all aimed at fortifying our platform’s long-term, sustainable growth. In the fourth quarter of 2023, our mobile MAUs remained stable at 51.7 million compared with the previous quarter. Looking ahead, by harnessing our three core strengths – extensive streamer resources, a rich content ecosystem, and close cooperation with game developers – we aim to further cultivate the game-centric community ecosystem across our platform through product innovation and content upgrades. We are committed to advancing the Company’s commercialization efforts while further reinforcing compliance and improving user experience. Leveraging our strategic initiatives, we are poised to solidify DouYu’s competitive edge and maintain market leadership in the domestic live streaming industry amid macro headwinds, with a focus on gaming content.”

1 “Adjusted net income” is defined as net income excluding share-based compensation expenses, and share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments and impairment loss of goodwill and intangible assets. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

2 Refers to the number of mobile devices that launched our mobile apps in a given period. Average mobile MAUs for a given period is calculated by dividing (i) the sum of active mobile users for each month of such period, by (ii) the number of months in such period.

3 “Quarterly average paying users” refers to the average paying users for each quarter during a given period of time calculated by dividing (i) the sum of paying users for each quarter of such period, by (ii) the number of quarters in such period. “Paying user” refers to a registered user that has purchased virtual gifts on our platform at least once during the relevant period.

Mr. Hao Cao, Vice President of DouYu, commented, “Throughout 2023, we refined our revenue-generating strategy and enhanced our commercialization capabilities. These adjustments improved our revenue structure with the proportion of full-year revenue from advertising and others climbing to 13.2% in 2023 from 4.4% in 2022. We also persistently optimized costs and expenses to improve our overall profitability, achieving a net profit of RMB35.5 million and an adjusted net profit of RMB154.0 million for the full year of 2023. Moving forward, we remain firmly committed to our long-term, sustainable growth strategy amid macro challenges and uncertainties. We will steadily advance our core businesses while ensuring a solid financial performance. By further expanding our monetization efforts, we aim to establish a robust foundation for the Company’s healthy growth ahead, creating enduring value for our shareholders.”

Fourth Quarter 2023 Financial Results

Total net revenues in the fourth quarter of 2023 decreased by 22.9% to RMB1,296.0 million (US$182.5 million), compared with RMB1,681.1 million in the same period of 2022.

Livestreaming revenues in the fourth quarter of 2023 decreased by 36.1% to RMB1,020.8 million (US$143.8 million) from RMB1,596.7 million in the same period of 2022. The decrease was primarily attributable to the soft macroeconomic environment and reduced revenue-generating promotions during the quarter, leading to a decrease in the number of quarterly average paying users.

Advertising and other revenues in the fourth quarter of 2023 increased by 226.5% to RMB275.2 million (US$38.8 million) from RMB84.3 million in the same period of 2022. The increase was primarily driven by other revenues generated through new innovative business.

Cost of revenues in the fourth quarter of 2023 was RMB1,169.7 million (US$164.8 million), a decrease of 21.8% compared with RMB1,495.0 million in the same period of 2022.

Revenue sharing fees and content costs in the fourth quarter of 2023 decreased by 30.3% to RMB885.3 million (US$124.7 million) from RMB1,271.1 million in the same period of 2022. The decrease was primarily due to a decrease in sharing fees aligned with decreased livestreaming revenues, as well as a decline in content costs resulting from improved cost management in self-produced content and streamer payments. The decrease was partially offset by an increase in copyright costs due to the acquisition of the LOL World Championship tournament.

Bandwidth costs in the fourth quarter of 2023 decreased by 27.4% to RMB100.5 million (US$14.2 million) from RMB138.4 million in the same period of 2022. The decline was primarily due to a year-over-year decrease in peak bandwidth usage.

Gross profit in the fourth quarter of 2023 was RMB126.2 million (US$17.8 million), compared with RMB186.1 million in the same period of 2022. The decrease in gross profit was mainly due to a decrease in livestreaming revenues. Gross margin in the fourth quarter of 2023 was 9.7%, compared with 11.1% in the same period of 2022.

Sales and marketing expenses in the fourth quarter of 2023 decreased by 32.2% to RMB84.0 million (US$11.8 million) from RMB123.9 million in the same period of 2022. This was mainly attributable to decreases in user acquisition marketing expenses and staff-related expenses.

Research and development expenses in the fourth quarter of 2023 decreased by 26.7% to RMB59.1 million (US$8.3 million) from RMB80.6 million in the same period of 2022. This decrease was primarily due to a decrease in staff-related expenses.

General and administrative expenses in the fourth quarter of 2023 increased by 45.0% to RMB80.0 million (US$11.3 million) from RMB55.2 million in the same period of 2022. The increase was due to higher salary expenses associated with management position adjustments, increased expense related to our organizational streamlining initiatives, as well as an increase in the provisions for assets.

Other operating loss, net in the fourth quarter of 2023 was RMB9.6 million (US$1.4 million), compared with other operating income of RMB17.6 million in the same period of 2022.

Loss from operations in the fourth quarter of 2023 was RMB120.4 million (US$17.0 million), compared with RMB56.0 million in the same period of 2022.

Adjusted operating loss, which added back impairment loss of goodwill and intangible assets, was RMB86.4 million in the fourth quarter of 2023, compared with RMB56.0 million in the same period of 2022.

Net loss in the fourth quarter of 2023 was RMB62.2 million (US$8.8 million), compared with net income of RMB41.8 million in the same period of 2022.

Adjusted net loss, which excludes share-based compensation expenses, the share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments and impairment loss of goodwill and intangible assets, was RMB5.0 million (US$0.7 million) in the fourth quarter of 2023, compared with RMB4.3 million in the same period of 2022.

Basic and diluted net loss per ADS4 in the fourth quarter of 2023 were both RMB0.19 (US$0.03). Adjusted basic and diluted net loss per ADS in the fourth quarter of 2023 were both RMB0.02(US$0.00).

Full Year 2023 Financial Results

Total net revenues for the full year of 2023 were RMB5,530.4 million (US$778.9 million), compared with RMB7,108.2 million in the same period of 2022. The decrease was primarily driven by the year-over-year decrease in livestreaming revenues, which was partially offset by the increase in advertising and other revenues.

4 Every ten ADSs represent one ordinary share for the relevant period and calendar year.

Gross profit for the full year of 2023 was RMB684.0 million (US$96.3 million), compared with RMB990.1 million in the same period of 2022.

Loss from operations for the full year of 2023 was RMB164.0 million (US$23.1 million), compared with RMB198.9 million in the same period of 2022.

Adjusted net income for the full year of 2023, which excludes share-based compensation expenses, the share of loss (income) in equity method investments, gain on disposal of investment, impairment loss of investments, and impairment of goodwill and intangible assets, was RMB154.0 million (US$21.7 million), compared with adjusted net loss of RMB7.6 million in the same period of 2022.

Basic and diluted net income per ADS for the full year of 2023 were both RMB0.11 (US$0.02). Adjusted basic and diluted net income per ADS in the full year of 2023 were both RMB0.48 (US$0.07).

Cash and cash equivalents, restricted cash and bank deposits

As of December 31, 2023, the Company had cash and cash equivalents, restricted cash, restricted cash in other non-current assets, and short-term and long-term bank deposits of RMB6,855.5 million (US$965.6 million), compared with RMB6,808.8 million as of December 31, 2022.

Share Repurchase Program

On December 28, 2023, the Company announced that its board of directors had authorized a share repurchase program under which the Company may repurchase up to US$20 million of its ordinary shares in the form of ADSs during a period of up to 12 months commencing on January 1, 2024. The Company expects to utilize existing funds to make repurchases under this program.

Conference Call Information

The Company will hold a conference call on March 26, 2024, at 7:00 a.m. Eastern Time (or 7:00 p.m. Beijing Time on the same day) to discuss the financial results. Listeners may access the call by dialing the following numbers:

International:	+1-412-317-6061
United States Toll Free:	+1-888-317-6003
Mainland China Toll Free:	4001-206115
Hong Kong Toll Free:	800-963976
Singapore Toll Free:	800-120-5863
Conference ID:	4708948

The replay will be accessible through April 2, 2024, by dialing the following numbers:

International:	+1-412-317-0088
United States Toll Free:	+1-877-344-7529
Conference ID:	1682032

A live and archived webcast of the conference call will also be available at the Company's investor relations website at http://ir.douyu.com.

About DouYu International Holdings Limited

Headquartered in Wuhan, China, DouYu International Holdings Limited (Nasdaq: DOYU) is a leading game-centric live streaming platform in China and a pioneer in the eSports value chain. DouYu operates its platform on both PC and mobile apps to bring users access to immersive and interactive games and entertainment livestreaming, a wide array of video and graphic contents, as well as opportunities to participate in community events and discussions. By nurturing a sustainable technology-based talent development system and relentlessly producing high-quality content, DouYu consistently delivers premium content through integration of livestreaming, video, graphics, and virtual communities with a primary focus on games, especially on eSports. This enables DouYu to continuously enhance its user experience and pursue long-term healthy development. For more information, please see http://ir.douyu.com.

Use of Non-GAAP Financial Measures

Adjusted operating income (loss) is calculated as operating income (loss) adjusted for share-based compensation expenses. Adjusted net income (loss) is calculated as net income (loss) adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments, and impairment loss of goodwill and intangible assets. Adjusted net income (loss) attributable to DouYu is calculated as net income (loss) attributable to DouYu adjusted for share-based compensation expenses, share of income (loss) in equity method investments, gain on disposal of investment, impairment loss of investments, and impairment loss of goodwill and intangible assets. Adjusted basic and diluted net income per ordinary share is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ordinary share. The Company adjusted the impact of (i) share-based compensation expenses, (ii) share of income (loss) in equity method investments, (iii) gain on disposal of investment, (iv) impairment loss of investments, (v) impairment loss of goodwill and intangible assets to understand and evaluate the Company's core operating performance. The non-GAAP financial measures are presented to enhance investors' overall understanding of the Company's financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to its most directly comparable GAAP financial measures. As non-GAAP financial measures have material limitations as analytical metrics and may not be calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures as a substitute for, or superior to, such metrics in accordance with U.S. GAAP.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB amounts could have been, or could be, converted, realized or settled in U.S. dollars, at that rate on December 29, 2023, or at any other rate.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s results of operations and financial condition; the Company’s business strategies; general market conditions, in particular, the game live streaming market; the ability of the Company to retain and grow active and paying users; changes in general economic and business conditions in China; the impact of the COVID-19 to the Company’s business operations and the economy in China and globally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to the Company; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the Securities Exchange Commission. The announced results of the fourth quarter and full year 2023 are preliminary and unaudited. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:
Lingling Kong	Andrea Guo
DouYu International Holdings Limited	Piacente Financial Communications
Email: ir@douyu.tv	Email: douyu@tpg-ir.com
Tel: +86 (10) 6508-0677	Tel: +86 (10) 6508-0677

In the United States:
Brandi Piacente
Piacente Financial Communications
Email: douyu@tpg-ir.com
Tel: +1-212-481-2050

Media Relations Contact

In China:
Lingling Kong
DouYu International Holdings Limited
Email: pr_douyu@douyu.tv
Tel: +86 (10) 6508-0677

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2022	2023	2023
	RMB	RMB	US$ (1)
ASSETS
Current assets:
Cash and cash equivalents	4,041,603	4,440,131	625,379
Restricted cash	6,057	-	-
Short-term bank deposits	2,511,150	1,716,540	241,770
Accounts receivable, net	109,180	73,453	10,346
Prepayments	26,064	38,181	5,378
Amounts due from related parties	46,126	68,994	9,718
Other current assets	337,004	348,129	49,031
Total current assets	7,077,184	6,685,428	941,622

Property and equipment, net	16,988	13,808	1,945
Intangible assets, net	106,723	120,694	16,999
Long-term bank deposits	250,000	630,000	88,734
Investments	531,911	436,197	61,437
Goodwill	13,804	-	-
Right-of-use assets, net	49,911	22,792	3,210
Other non-current assets	98,845	163,184	22,984
Total non-current assets	1,068,182	1,386,675	195,309
TOTAL ASSETS	8,145,366	8,072,103	1,136,931
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Current liabilities:
Accounts payable	666,985	534,428	75,273
Advances from customers	6,459	12,911	1,818
Deferred revenue	288,152	315,969	44,503
Accrued expenses and other current liabilities	302,801	246,601	34,733
Amounts due to related parties	266,788	251,392	35,408
Lease liabilities due within one year	27,479	14,768	2,080
Total current liabilities	1,558,664	1,376,069	193,815

Lease liabilities	19,572	6,701	944
Deferred revenue	6,570	-	-
Total non-current liabilities	26,142	6,701	944
TOTAL LIABILITIES	1,584,806	1,382,770	194,759

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7,0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	As of December 31	As of December 31
	2022	2023	2023
	RMB	RMB	US$ (1)
SHAREHOLDERS' EQUITY
Ordinary shares	23	23	3
Treasury shares	(911,217)	(911,217)	(128,342)
Additional paid-in capital	10,670,287	10,670,287	1,502,878
Accumulated deficit	(3,520,525)	(3,485,007)	(490,853)
Accumulated other comprehensive income	321,991	415,247	58,486
Total DouYu Shareholders’ Equity	6,560,559	6,689,333	942,172
Noncontrolling interests	1	-	-
Total Shareholders’ Equity	6,560,560	6,689,333	942,172
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	8,145,366	8,072,103	1,136,931

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Net revenues	1,681,054	1,359,189	1,295,962	182,532	7,108,238	5,530,405	778,941
Cost of revenues	(1,494,998)	(1,166,771)	(1,169,712)	(164,750)	(6,118,128)	(4,846,371)	(682,597)
Gross profit	186,056	192,418	126,250	17,782	990,110	684,034	96,344
Operating (expenses) income(2)
Sales and marketing expenses	(123,912)	(89,996)	(83,998)	(11,831)	(639,871)	(351,727)	(49,540)
General and administrative expenses	(55,175)	(50,994)	(80,031)	(11,272)	(288,242)	(237,756)	(33,487)
Research and development expenses	(80,566)	(74,510)	(59,072)	(8,320)	(383,091)	(276,936)	(39,006)
Other operating income, net	17,580	14,272	(9,618)	(1,355)	122,214	32,315	4,551
Impairment of goodwill	-	-	(13,967)	(1,967)	-	(13,967)	(1,967)
Total operating expenses	(242,073)	(201,228)	(246,686)	(34,745)	(1,188,990)	(848,071)	(119,449)
Loss from operations	(56,017)	(8,810)	(120,436)	(16,963)	(198,880)	(164,037)	(23,105)
Other expenses, net	(17,692)	1,401	(21,844)	(3,077)	(80,301)	(52,874)	(7,447)
Interest income, net	55,256	80,747	82,556	11,628	129,858	284,982	40,139
Foreign exchange (loss) income	-	4	(122)	(17)	-	126	18
(Loss) income before income taxes and share of (loss) income in equity method investments	(18,453)	73,342	(59,846)	(8,429)	(149,323)	68,197	9,605
Income tax expense	(3,487)	-	(1,069)	(151)	(3,487)	(1,069)	(151)
Share of (loss) income in equity method investments	63,781	3,035	(1,310)	(185)	62,395	(31,610)	(4,452)
Net (loss) income	41,841	76,377	(62,225)	(8,765)	(90,415)	35,518	5,002
Less: Net income(loss) attributable to noncontrolling interest	(3,479)	-	-	-	(14,992)	-	-
Net (loss)income attributable to ordinary shareholders of the Company	45,320	76,377	(62,225)	(8,765)	(75,423)	35,518	5,002
Net (loss) income per ordinary share
Basic	1.42	2.39	(1.95)	(0.27)	(2.36)	1.11	0.16
Diluted	1.42	2.39	(1.95)	(0.27)	(2.36)	1.11	0.16
Net (loss) income per ADS(3)
Basic	0.14	0.24	(0.19)	(0.03)	(0.24)	0.11	0.02
Diluted	0.14	0.24	(0.19)	(0.03)	(0.24)	0.11	0.02
Weighted average number of ordinary shares used in calculating net (loss) income per ordinary share
Basic	32,023,641	31,977,665	31,977,665	31,977,665	31,971,245	31,977,665	31,977,665
Diluted	32,023,641	31,977,665	31,977,665	31,977,665	31,971,245	31,977,665	31,977,665
Weighted average number of ADS used in calculating net (loss) income per ADS(3)
Basic	320,236,412	319,776,650	319,776,650	319,776,650	319,712,449	319,776,650	319,776,650
Diluted	320,236,412	319,776,650	319,776,650	319,776,650	319,712,449	319,776,650	319,776,650

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	Three Months Ended					Year Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Research and development expenses	-	-	-	-	11,476	-	-
Sales and marketing expenses	-	-	-	-	2,560	-	-
General and administrative expenses	-	-	-	-	52,705	-	-

(3) Every ten ADSs represent one ordinary share for the relevant period and calendar year.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share and per ADS data)

	Three Months Ended				Year Ended
	Dec 31, 2022	Sep 30, 2023	Dec 31, 2023	Dec 31, 2023	Dec 31, 2022	Dec 31, 2023	Dec 31, 2023
	RMB	RMB	RMB	US$ (1)	RMB	RMB	US$ (1)
Loss from operations	(56,017)	(8,810)	(120,436)	(16,963)	(198,880)	(164,037)	(23,105)
Add:
Share-based compensation expenses	-	-	-	-	66,741	-	-
Impairment of goodwill and intangible assets	-	-	34,035	4,794	-	34,035	4,794
Adjusted Operating loss	(56,017)	(8,810)	(86,401)	(12,169)	(132,139)	(130,002)	(18,311)

Net (loss) income	41,841	76,377	(62,225)	(8,765)	(90,415)	35,518	5,002
Add:
Share-based compensation expenses	-	-	-	-	66,741	-	-
Share of loss (income) in equity method investments	(63,781)	(3,035)	1,310	185	(62,395)	31,610	4,452
Impairment losses of investments	17,592	3,731	21,844	3,077	78,461	58,006	8,170
Gain on disposal of investment	-	(5,132)	-	-	-	(5,132)	(723)
Impairment losses of goodwill and intangible assets	-	-	34,035	4,794	-	34,035	4,794
Adjusted net (loss) income	(4,348)	71,941	(5,036)	(709)	(7,608)	154,037	21,695

Net (loss) income attributable to DouYu	45,320	76,377	(62,225)	(8,765)	(75,423)	35,518	5,002
Add:
Share-based compensation expenses	-	-	-	-	66,741	-	-
Share of loss (income) in equity method investments	(63,781)	(3,035)	1,310	185	(62,395)	31,610	4,452
Impairment losses of investments	17,592	3,731	21,844	3,077	78,461	58,006	8,170
Gain on disposal of investment	-	(5,132)	-	-	-	(5,132)	(723)
Impairment losses of goodwill and intangible assets	-	-	34,035	4,794	-	34,035	4,794
Adjusted net (loss) income attributable to DouYu	(869)	71,941	(5,036)	(709)	7,384	154,037	21,695

Adjusted net (loss) income per ordinary share
Basic	(0.03)	2.25	(0.16)	(0.02)	0.23	4.82	0.68
Diluted	(0.03)	2.25	(0.16)	(0.02)	0.23	4.82	0.68

Adjusted net (loss) income per ADS(2)
Basic	(0.00)	0.22	(0.02)	(0.00)	0.02	0.48	0.07
Diluted	(0.00)	0.22	(0.02)	(0.00)	0.02	0.48	0.07

Weighted average number of ordinary shares used in calculating Adjusted net (loss) income per ordinary share
Basic	32,023,641	31,977,665	31,977,665	31,977,665	31,971,245	31,977,665	31,977,665
Diluted	32,023,641	31,977,665	31,977,665	31,977,665	31,971,245	31,977,665	31,977,665

Weighted average number of ADS used in calculating net (loss) income per ADS(2)
Basic	320,236,412	319,776,650	319,776,650	319,776,650	319,712,449	319,776,650	319,776,650
Diluted	320,236,412	319,776,650	319,776,650	319,776,650	319,712,449	319,776,650	319,776,650

(1) Translations of certain RMB amounts into U.S. dollars at a specified rate are solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.0999 to US$1.00, the noon buying rate in effect on December 29, 2023, in the H.10 statistical release of the Federal Reserve Board.

(2) Every ten ADSs represent one ordinary share for the relevant period and calendar year.